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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549
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                        AMENDMENT NO. 2
                              to
                        SCHEDULE 14D-9

             SOLICITATION/RECOMMENDATION STATEMENT
                 Pursuant to Section 14(d)(4)
            of the Securities Exchange Act of 1934
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                         CONRAIL INC.

                   (Name of Subject Company)
                 -----------------------------

                         CONRAIL INC.

             (Name of Person(s) Filing Statement)
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            Common Stock, par value $1.00 per share
    (including the associated Common Stock Purchase Rights)
                (Title of Class of Securities)

                          208368 10 0
             (CUSIP Number of Class of Securities)
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 Series A ESOP Convertible Junior Preferred Stock, without par value
    (including the associated Common Stock Purchase Rights)
                (Title of Class of Securities)

                              N/A
             (CUSIP Number of Class of Securities)
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                       James D. McGeehan
                      Corporate Secretary
                         Conrail Inc.
                      2001 Market Street
                      Two Commerce Square
               Philadelphia, Pennsylvania 19101
                        (215) 209-4000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                        With a copy to:

                    Robert A. Kindler, Esq.
                    Cravath, Swaine & Moore
                        Worldwide Plaza
                       825 Eighth Avenue
                   New York, New York 10019
                        (212) 474-1000


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                         INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996 and amended on November 7, 1996 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

     On November 8, 1996, Conrail issued a press release, the full text of which is attached as Exhibit (a)(7) hereto and incorporated herein by reference, advising Conrail's shareholders that they need not take any immediate action with respect to the revised unsolicited Norfolk tender offer for all outstanding Shares at $110 per Share, net to the seller in cash.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(7) Text of press release issued by Conrail, dated November 8, 1996 (incorporated by reference to Exhibit (a)(18) to the CSX 14D-9).

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CONRAIL INC.



                             By  /s/ Timothy T. O'Toole
                                -------------------------------------
                                Name:  Timothy T. O'Toole
                                Title: Senior Vice President--Finance


Dated as of November 8, 1996

                             EXHIBIT INDEX

Exhibit                        Description                    Page No.
-------                        -----------                    --------

*(a)(1) Text of press release issued by Conrail dated October 23, 1996 (incorporated by reference to Exhibit (a)(9) to the Solicitation/Recommendation Statement on
                 Schedule 14D-9 of Conrail Inc. dated
                 October 16, 1996, as amended (the "CSX
                 14D-9")).................................
*(a)(2) Text of press release issued by Norfolk, dated October 23, 1996 (incorporated by reference to Exhibit (a)(8) to the CSX
                 14D-9)...................................
*(a)(3)          Text of press release issued by Conrail and
                 CSX dated November 6, 1996...............
*(a)(4)          Letter to shareholders of Conrail dated
                 November 6, 1996.........................
*(a)(5) Text of press release issued by Conrail, dated November 7, 1996 (incorporated by reference to Exhibit (a)(16) to the CSX
                 14D-9)...................................
*(a)(6) Text of press release issued by Conrail, dated November 7, 1996 (incorporated by reference to Exhibit (a)(17) to the CSX
                 14D-9)...................................
 (a)(7) Text of press release issued by Conrail, dated November 8, 1996 (incorporated by reference to Exhibit (a)(18) to the CSX
                 14D-9)...................................
 (b)             Not applicable...........................
*(c)(1) Pages 4-5 and 9-14 of Conrail's Proxy Statement dated April 3, 1996 (incorporated by reference to Exhibit (c)(7) to the CSX
                 14D-9)...................................
*(c)(2) Employment Agreement of Mr. David M. LeVan dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(5) to the CSX
                 14D-9)...................................

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                 * Previously filed

Exhibit                        Description                    Page No.
-------                        -----------                    --------

*(c)(3)          Change of Control Agreement of Mr. David M.
                 LeVan dated as of October 14, 1996
                 (incorporated by reference to Exhibit
                 (c)(6) to the CSX 14D-9)..................
*(c)(4)          Amended Complaint in Norfolk Southern et
                 al. v. Conrail Inc., et al., No. 96-CV-7167,
                 filed on October 28, 1996 in the United
                 States District Court for the Eastern
                 District of Pennsylvania (incorporated by
                 reference to Exhibit (c)(9) to the CSX 14D-
                 9)........................................

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                 * Previously filed